                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  NFRONT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   65334N10
                                  ____________
                                 (CUSIP Number)

                                KEVIN MCDONNELL
                          DIGITAL INSIGHT CORPORATION
                               26025 MUREAU ROAD
                              CALABASAS, CA 91302
                                 (818) 871-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 21, 1999
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Digital Insight                                       I.R.S. Identification No.: 770493132
-------------------------------------------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)
                                                                                                 (b)
            N/A
-------------------------------------------------------------------------------------------------------------
        3   SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
        4   SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
            N/A
-------------------------------------------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            STATE OF DELAWARE
-------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES     7   SOLE VOTING POWER
   BENEFICIALLY           N/A
  OWNED BY EACH
 REPORTING PERSON
      WITH
-------------------------------------------------------------------------------------------------------------
                      8   SHARED VOTING POWER
                          5,823,051 (1)
-------------------------------------------------------------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
                          N/A
-------------------------------------------------------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          N/A
-------------------------------------------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,823,051 (1)
-------------------------------------------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            41%
-------------------------------------------------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) 5,823,051 shares of nFront, Inc. ("nFront") Common Stock are subject to Shareholder Agreements entered into by Digital and certain shareholders of nFront (discussed in Items 3 and 4 below). Digital expressly disclaims beneficial ownership of any of the shares of nFront Common Stock covered by the Shareholder Agreements. Based on the number of shares of nFront Common Stock outstanding as of November 15, 1999 (as represented by nFront in the Merger Agreement discussed in Items 3 and 4), the number of shares of nFront Common Stock indicated represents approximately 41% of the outstanding nFront Common Stock.


                                 SCHEDULE 13D                        Page 2 of 9

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the Common Stock of nFront, Inc. ("nFront") a Georgia corporation ("nFront" or "Issuer"). The principal executive offices of nFront are located at 520 Guthridge Court, N.W., Suite 100, Norcross, GA 30092.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is Digital Insight Corporation, a Delaware corporation ("Digital"). Digital is the leading provider of real time Internet banking services to community financial institutions with assets of less than $10 billion. The address of Digital's principal business is 26025 Mureau Road, Calabasas, CA 91302. The address of Digital's executive offices is the same as the address of its principal business.

     Set forth on Schedule A is the name of each of the directors and executive officers of Digital, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Digital's knowledge.

     Neither Digital, nor to Digital's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Digital's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated as of November 21, 1999 (the "Merger Agreement"), among Digital, Black Transitory Corporation, a Delaware corporation and wholly-owned subsidiary of Digital ("Merger Sub") and nFront, and subject to the conditions set forth therein (including approval by stockholders of nFront and Digital), Merger Sub will merge with and into nFront and nFront will become a wholly-owned subsidiary of Digital (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into nFront with nFront remaining as the surviving corporation (the "Surviving Corporation").

     As an inducement for Digital to enter into the Merger Agreement and in consideration thereof, certain shareholders of nFront (the "Shareholders") entered into individual shareholder agreements with Digital (collectively the " Shareholder Agreements") whereby each shareholder agreed, severally and not jointly, to vote all of the shares of nFront Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Digital did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Shareholder Agreements.

     References to, and descriptions of, the Merger, the Merger Agreement and the Shareholder Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder Agreements, respectively, included as Exhibits to the Form 8-K filed by Digital on November 24, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)  Not applicable.

     (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Digital, with and into nFront in a statutory merger pursuant to the applicable provisions of Georgia Law and Delaware Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and nFront will continue as the Surviving Corporation and as a wholly-owned subsidiary of Digital. Each holder of outstanding nFront Common Stock will receive, in exchange for each share of nFront Common Stock held by such holder, 0.579 shares of Digital Common Stock. Digital will assume each outstanding option to purchase nFront Common Stock Option under nFront's stock option plans.


                                 SCHEDULE 13D                        Page 3 of 9

     Pursuant to the Shareholder Agreements, the Shareholders have irrevocably appointed Digital as their lawful attorney and proxy. Such proxy gives Digital the limited right to vote each of the 5,823,051 shares (including options exercisable within 60 days of November 21, 1999) of nFront Common Stock beneficially owned by the Shareholders in all matters related to the Merger. In exercising its right to vote the shares as lawful attorney and proxy of the Shareholders, Digital (or any nominee of Digital) will be limited, at every nFront shareholders meeting and every written consent in lieu of such a meeting to vote the shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Shareholders may vote the shares on all other matters. The Shareholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     The purpose of the transactions under the Shareholder Agreements are to enable Digital and nFront to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of nFront, until their respective successors are duly appointed.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the nFront Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.


                                 SCHEDULE 13D                        Page 4 of 9

     (j) Other than described above, Digital currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Digital reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement and the Shareholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder Agreements, respectively, included as Exhibits to the Form 8-K filed by Digital on November 24, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Shareholder Agreements, Digital may be deemed to be the beneficial owner of at least 5,823,051 shares of nFront Common Stock. Such nFront Common Stock constitutes approximately 41% of the issued and outstanding shares of nFront Common Stock based on the number of shares of nFront Common Stock outstanding as of November 15, 1999 (as represented by nFront in the Merger Agreement discussed in Items 3 and 4). Digital may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Digital (i) is not entitled to any rights as a shareholder of nFront as to the Shares and (ii) disclaims any beneficial ownership of the shares of nFront Common Stock which are covered by the Shareholder Agreements.

     To Digital's knowledge, no person listed on Schedule A has an ownership interest in nFront.

     Set forth on Schedule B are the names of those shareholders of nFront that have entered into a Shareholder Agreement with Digital, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Digital's knowledge.

     To Digital's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to
Item 2.

     (c) To the knowledge of Digital, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of Digital, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of nFront reported on herein.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, including the Shareholder Agreements and the Stockholder Agreements, to the knowledge of Digital, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of nFront, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     N/A


                                 SCHEDULE 13D                        Page 5 of 9

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1999            DIGITAL INSIGHT CORPORATION



                                    By: /s/ Kevin McDonnell
                                       -------------------------------
                                       Kevin McDonnell
                                       Chief Financial Officer



                                 SCHEDULE 13D                        Page 6 of 9

                                   Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          DIGITAL INSIGHT CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Digital. Except as indicated below, the business address of each such person is 26025 Mureau Road, Calabasas, CA 91302.



  Officers Name                            Title and Present Principal Occupation
John Dorman               President, Chief Executive Officer & Chairman of the Board of Digital
Director

Paul Fiore                Executive Vice President of Digital
Director

John Jarve                General Partner Menlo Ventures
Director

Nader Kazeminy            Vice Chairman, NJK Holding Corporation
Director

James McGuire             President, NJK Holding Corporation
Director

Ofer Nemirovsky           Managing Director, HarbourVest Partners, LLC
Director

Robert North              Chief Executive Officer, HNC Software
Director


                                 SCHEDULE 13D                        Page 7 of 9

                    Executive Officers Who Are Not Directors

    Name                                   Title and Present Principal Occupation
Mehariar Hasan                   Vice President, Product Management

Daniel Jacoby                    Vice President, Chief Technology Officer

Kevin McDonnell                  Vice President, Chief Financial Officer and Corporate
                                 Secretary

Steven Reich                     Vice President, Sales and Marketing

Stephen Zarate                   Vice President, Chief Information Officer


                                 SCHEDULE 13D                        Page 8 of 9

                                   Schedule B

     The following table sets forth the name and present principal occupation or employment of each nFront shareholder that entered into a shareholder agreement with Digital. Except as indicated below, the business address of each such person is 520 Guthridge Court, N.W., Suite 100, Norcross, GA 30092.


             Shareholder Agreement Shareholder                           Shares Beneficially Owned
Brady L. "Tripp" Rackley III, Chairman of the Board and Chief                   3,000,000
Executive Officer

Brady L. Rackley, Director                                                      1,299,301

Brady Rackley Retained Annuity Trust                                              728,750

Katherine Rackley Retained Annuity Trust                                          728,750

Katherine Rackley                                                                  66,250

                        TOTAL                                                   5,823,051


                                 SCHEDULE 13D                        Page 9 of 9